UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Suspicion of Embezzlement or Breach of Trust by Officers or Employees

This Report of Foreign Private Issuer on Form 6-K (“Report”) is furnished to disclose that LG Display (the “Company”) submitted a criminal complaint alleging breach of trust against a former officer on February 10, 2026. The Details of this Report is set forth below:

1. Details of suspected activity:
A. Allegation: Alleged occupational breach of trust involving a former officer

B. Complainant: The Company

C. Respondent: A former officer referred to as “Mr. Lee” (a former officer)

2. Relevant Amounts:

A. Alleged amount (KRW): 6,859,000,000

B. Equity capital (KRW): 8,072,806,562,221

C. Ratio to equity capital (%): 0.08

D. Company’s Classification as a large-sized corporation: Applicable

3. Actions to be taken: In connection with this matter, the Company will fully and diligently cooperate with the investigation conducted by the competent investigative authorities and will take all necessary measures in accordance with due legal process.

4. Date of occurrence: 2026-02-10

5. Confirmation date: 2026-02-10

6. Other matters to be factored into investment decisions:

A. In the course of its internal audit, the Company discovered compelling circumstances giving rise to a suspicion of breach of trust; however, as the internal audit alone has limitations in confirming the relevant facts, we have filed a criminal complaint in order to establish the truth of the matter.

B. “Alleged amount (KRW)” under “2. Relevant amounts” is the amount stated in the criminal complaint and has not been finally determined through judicial proceedings. Such amount may be subject to change depending on the results of further investigation and court trials.

C. “Equity capital (KRW)” under “2. Relevant amounts” is based on the Company’s consolidated financial statements as of the end of fiscal year 2024.

D. If any facts in connection with this matter are confirmed or any changes occur in the future, the Company plans to make further disclosure thereof.

E. This disclosure is made in response to a request from the Korea Exchange, dated October 14, 2026, for confirmation or denial of media reports and rumors concerning alleged embezzlement and breach of trust by a former member of management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: October 15, 2026 By: /s/ Kyu Dong Kim

(Signature)

Name: Kyu Dong Kim

Title: Vice President, Finance &

Risk Management Division